EXHIBIT 3.2

CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF AMENDMENT

OF

PIONEER POWER SOLUTIONS, INC.

Pioneer Power Solutions, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.	The name of the Corporation is Pioneer Power Solutions, Inc.

2.
That a Certificate of Amendment was filed by the Secretary of State of Delaware on June 14, 2011 (the “Certificate of Amendment”) and that the Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of the Certificate of Amendment is:

That the Effective Time was incorrectly stated to be 5:00 pm, New York time, on June 22, 2011 rather than 5:00 pm, New York time, on June 20, 2011.

4.	The Certificate of Amendment is hereby corrected by deleting Paragraph 3 in its entirety and inserting the following in lieu thereof:

“The Certificate of Incorporation of the Corporation is hereby amended by deleting subsection (A) of ARTICLE FOURTH thereof in its entirety and inserting the following in lieu thereof:

‘A.  Classes and Numbers of Shares.  Following the Reverse Stock Split (as defined below), the total number of shares of stock that the Corporation shall have authority to issue is thirty-five million (35,000,000).  The classes and aggregate number of shares of each class that the Corporation shall have authority to issue are as follows:

1. Thirty million (30,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”); and

2. Five million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Effective as of 5:00 pm, New York time, on June 20, 2011 (the “Effective Time”) each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified as and converted (without any further act) into 1/5 of a fully paid and nonassessable share of common stock, $0.001 par value per share, of the Corporation (the “New Common Stock”) without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”), provided that no fractional shares shall be issued to any registered holder Common Stock immediately prior to the Effective Time, and that instead of issuing such fractional shares to such holders, such fractional shares shall be rounded up to the next even number of shares of Common Stock issued as a result of this Reverse Stock Split at no cost to the stockholder.  Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 1/5.’”

IN WITNESS WHEREOF, Pioneer Power Solutions, Inc. has caused this Certificate to be executed by its duly authorized officer on this 16th day of June, 2011.

PIONEER POWER SOLUTIONS, INC.

By:	/s/ Andrew Minkow
Name: Andrew Minkow
Title: Chief Financial Officer